Kraft Foods

Carol J. Ward

Vice President and Corporate Secretary

October 19, 2007

VIA EDGAR AND FEDERAL EXPRESS

Ms. Carmen Moncada-Terry

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kraft Foods Inc.

Definitive Proxy Statement on Schedule 14A

Filed on March 13, 2007

File No. 001-16483

Dear Ms. Moncada-Terry:

Reference is made to the letter from Mellissa Duru dated August 21, 2007 regarding comments by the staff of the Securities and Exchange Commission (“Staff”) with respect to the above-captioned filing of Kraft Foods Inc. (the “Company” or “Kraft”). This letter responds to each comment of that letter. We were instructed by Ms. Duru to address our responses to your attention. For ease of reference, the numbered paragraphs below correspond to the numbered paragraphs in that letter. The Staff comments appear in bold italics and the Company responses follow.

Non-Employee Director Compensation Table, page 6

1.	Please provide the disclosure regarding the assumptions made with respect to the valuation of the amounts recorded in the stock awards column. See the Instruction to Item 402(k), indicating that the instruction to 402(c)(2)(v) and (vi) applies equally to Item 402(k) of Regulation S-K.

The amounts shown in the stock awards column include the value of Restricted Stock awards based on the FAS 123R valuation methodology that we use to value Restricted Stock awards to employee grant recipients. We disclosed in Note 11 to the consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2006, the assumptions we used except that the valuation shown in the stock awards column assumes there were no forfeitures.

In future filings, we will indicate, as applicable, in a footnote to the Non-Employee Director Compensation Table, that the assumptions made in the valuation of restricted stock may be found in the applicable note to the consolidated financial statements included in our annual report on Form 10-K.

2.	Please revise to specify the aggregate grant date fair value of the stock awarded in 2006. Also, please disclose in the footnotes the number of stock awards and options, as may be applicable, outstanding with respect to each director as of the fiscal year end. See Item 402(k)(2)(iii) and the accompanying Instructions.

The aggregate grant date fair value of the restricted or deferred stock awarded in 2006 to each of the directors listed, except Mr. Farrell, was $115,023. Valuation was based on a 2006 stock award of

Three Lakes Drive • Northfield, IL 60093 • Phone 847.646.8694 • Fax 847.646.2753

Ms. Mellissa Campbell Duru

Securities and Exchange Commission

October 19, 2007

3,689 shares granted at a fair-market value of $31.180 per share. We define fair market value as the average of the high and low trading prices on the NYSE-Composite Transactions on the date of grant. Mr. Farrell did not receive a restricted stock award in 2006.

As of December 31, 2006, our fiscal year end, the number of outstanding shares of restricted or deferred stock held by each of the directors listed, except Mr. Farrell, was 3,689 shares. The number of outstanding stock options as of our fiscal year end for each of the directors listed is as follows: Mr. Farrell, 3,800; Mr. Pope, 3,995; Ms. Schapiro, 3,995; and Ms. Wright, 3,995. Messrs. Bennink, Camilleri, Devitre, Lerner and Wall held no stock options awarded in connection with being a Kraft director at our fiscal year end.

In future filings, we will indicate, as applicable, the aggregate grant date fair value of the stock awarded in the fiscal year. We will also include, in a footnote to the Non-Employee Director Compensation Table, the number of stock awards and stock options outstanding with respect to each director as of the fiscal year end.

Compensation Discussion & Analysis, page 22

3.	Although this section provides a general overview of the compensation policies of the company, it omits specific discussion and analysis of how such policies applied to the various named executive officers in the prior fiscal year. For example, on page 25, you disclose factors that are considered in the assessment of the individual performance of a named executive officer yet do not provide specific disclosure regarding how such factors were applied in the evaluative process of your named executive officers during the last fiscal year. Please disclose the pre-established individual goals set for an officer and discuss the qualitative and if applicable, quantitative review of such goals by the committee at the end of a performance cycle. Revise your discussion in subsequent filings to provide specific examples of an individual’s contribution to company performance if considered by the committee in determining the individual’s level of compensation. See Item 402(b)(1)(v) and generally, Item 402(b)(2)(vii) of Regulation S-K.

Following our fiscal year end, the Compensation Committee assessed all pre-established goals and other individual performance criteria set for each of the named executive officers on a qualitative basis. This means that the Compensation Committee did not apply a pre-established compensation formula to determine the extent to which our named executive officers achieved their goals, nor did they fix compensation payable to each named executive officer based solely on achieving their goals. Moreover, the Compensation Committee did not specifically weigh any of the goals, and instead, they retained discretion to consider factors other than the pre-established goals in determining compensation for our named executive officers.

The Compensation Committee reviewed each named executive officer’s progress on a qualitative basis relative to the criteria and determined the level and quality, of each named executive officer’s performance achievement. Based on that assessment, the Compensation Committee assigned a rating for the Chief Executive Officer, and then reviewed, and approved the performance ratings that the Chief Executive Officer assigned to the each of the other named executive officers. The ratings assigned to each of the named executive officers correlate to that range of discretion considered under the annual incentive plan as described in our response to Comment 8 below. Named executive officers that generally met all of the pre-established goals and individual performance criteria received an annual incentive award at or near their individual target level. Similarly, named executive officers that exceeded their pre-established goals and individual performance criteria received an annual incentive award which was greater than their individual target level.

Ms. Mellissa Campbell Duru

Securities and Exchange Commission

October 19, 2007

The Compensation Committee based pre-established performance criteria for the chief executive officer on Kraft’s performance against both financial and strategic objectives. Similarly, the chief executive officer based pre-established performance criteria for the other named executive officers on Kraft’s performance against both financial and strategic objectives.

Because we hired Ms. Rosenfeld as our Chief Executive Officer in June 2006, the Compensation Committee did not have pre-established 2006 goals for Ms. Rosenfeld. As more fully described in our response to Comment 4 below, the Compensation Committee performed a qualitative assessment focused on Ms. Rosenfeld’s strong leadership transition into Kraft and the development of the strategy focused on leading us through a turnaround of business performance.

In 2006, the pre-established goals reviewed by the Compensation Committee for Mr. Dollive focused on Kraft’s performance against specific full year financial results and the progress made in preparing Kraft financially for a spin-off from its parent company, Altria.

The pre-established goals reviewed by the Compensation Committee for Mr. Searer focused primarily on (i) financial results achieved within the Convenient Meals Sector of our business, which he led through the third quarter of 2006, and (ii) the depth of the leadership team he developed within the Convenient Meals Sector. Although not a pre-established goal, the Compensation Committee also considered how well Mr. Searer transitioned responsibilities in the Convenient Meals Sector to his successor following his appointment to his current position as President, North America.

The pre-established goals reviewed by the Compensation Committee for Mr. Roberts focused primarily on the results achieved within the International Commercial organization and the depth of the leadership team he developed within the International Commercial organization.

The pre-established goal reviewed primarily by the Compensation Committee for Mr. Vogelsang was a measurement of the efficiency of Kraft’s supply chain organization that Mr. Vogelsang led.

In future filings, we will provide, as applicable, and to the extent that it is material to an understanding of how compensation for named executive officers is determined, additional information regarding the manner in which individual goals are considered in setting the compensation of our named executive officers.

4.	We direct you to Release 8732A, Section II.B.1. As noted therein, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. For example, explain why the total compensation awarded to Ms. Rosenfeld differs significantly from that awarded to the other named executive officers, other than the former CEO, Mr. Deromedi. We note that Ms. Rosenfeld’s target award level under the annual cash incentive bonus plan and long-term incentive award plan is significantly higher than the next highest target award level. Please disclose how the actual cash bonus award of $2,500,000 was determined given what was noted as “mixed financial results” during the fiscal year ended 2006 and given the short duration of her tenure as CEO since assuming the role in June 2006. Please address these material differences in compensation.

There are no material differences in compensation policies with respect to individual executive officers. As discussed in the “Competitive positioning in 2006” section on page 23 of our 2007 Proxy Statement, we designed the compensation levels for each of the named executive officers to be between the 50th and 75th percentiles of the Compensation Survey Group. Ms. Rosenfeld’s base salary, target incentive compensation and total compensation levels also were between the 50th and

Ms. Mellissa Campbell Duru

Securities and Exchange Commission

October 19, 2007

75th percentile of the Compensation Survey Group. We benchmarked her compensation against similar positions at companies included in the 2006 Compensation Survey Group identified on page 23 of our 2007 Proxy Statement; therefore, her compensation was higher than compensation awarded to our other named executive officers for fiscal year 2006. In addition, the enhanced pension benefit she received under the Supplemental Retirement Plan II, and described in the CD&A on page 23 of our 2007 Proxy Statement, resulted in her compensation being higher than what we awarded to our other named executive officers for fiscal year 2006.

Regarding Ms. Rosenfeld’s actual cash bonus award of $2,500,000, we disclosed on page 28 of our 2007 Proxy Statement that as a condition of her employment she would receive an actual cash bonus award no less than her annual target award of $1,950,000. The purpose of awarding Ms. Rosenfeld a full year cash bonus award was to offset the annual incentive that would have likely been paid by her previous employer had she not resigned during the performance period. The Compensation Committee determined that a higher than target award for Ms. Rosenfeld was warranted based on a qualitative assessment of the progress she had made during her first six months of employment. The qualitative assessment focused on her strong leadership transition into Kraft and the development of the strategy focused on leading us through a turnaround of business performance.

In future filings, we will, as applicable, and to the extent it is material to an understanding of how compensation for named executive officers is determined, include disclosure regarding differences in compensation policies with respect to individual named executive officers.

Competitive Positioning in 2006, page 23

5.

You state that the compensation committee determined that based on the companies included in the 2006 compensation survey groups, it was appropriate to design programs and set target level compensation that delivered total compensation for executives between the 50th and 75th percentiles of such survey group, upon attainment of targeted financial and strategic goals. Disclose the percentile of this group represented by the actual total compensation paid for 2006 to the named executive officers. If actual total compensation paid to a named executive officer fell outside the targeted percentile range, please explain the reason for the divergence. See Item 402(b)(2)(xiv) of Regulation S-K.

The actual total compensation paid in 2006 to the named executive officer group collectively was below the 50th percentile. All named executive officers, except for Ms. Rosenfeld, received below median awards under our 2004-2006 Long-Term Incentive Plan, driving the below median total compensation in 2006. As noted on page 41 of our 2007 Proxy Statement, we paid Ms. Rosenfeld a prorated 2004-2006 Long-Term Incentive Plan award at target in connection with the terms of her offer letter. In addition, a named executive officer’s tenure in the executive officer role has an impact on base salary. For 2006, the Compensation Committee considered the tenure specifically for Mr. Searer and Ms. Rosenfeld in their new roles. Both Ms. Rosenfeld’s and Mr. Searer’s base salaries were below the median of the 2006 Compensation Survey Group. Over time, we expect salaries for Ms. Rosenfeld and Mr. Searer to trend toward the median of the applicable compensation survey group.

In future filings we will provide, as applicable, additional disclosure in those circumstances in which a named executive officer’s actual total compensation for a fiscal year falls appreciably outside of the targeted range.

Ms. Mellissa Campbell Duru

Securities and Exchange Commission

October 19, 2007

2006 Annual Cash Incentive Plan Design, page 27

6.	Revise your discussion of the incentive awards payable pursuant to the annual cash incentive and long-term incentive plans and disclose all targeted operational, financial, strategic and individual goals that factored into a determination of the compensation actually awarded during fiscal 2006. Please disclose the specific quantitative and qualitative financial and strategic targets established for the fiscal year and identify any exercises of discretion by the committee during the fiscal year with respect to the achievement of said goals. Explain how targets were established for each of the named executive officers and as noted in a subsequent comment, the reasons for the differential in target award levels between the named executive officers. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it would be for you to achieve the target levels or other factors. Please disclose the factors considered by the compensation committee in setting performance-related objectives. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Disclosure Regarding Use of Performance Targets for the Annual Incentive Plan

In our compensation program for named executive officers, targets are not used in a formulaic or rigid fashion. That is, neither the annual cash incentive nor the long-term incentive plan is operated in a manner such that if certain goals, be they specific to Kraft, the business unit, or the individual, are attained, the executive will automatically receive a specified level of compensation. This is not to say, however, that the Compensation Committee does not evaluate pre-established goals in determining annual or long-term incentive compensation. We have pre-established goals for Kraft, various business units and the individual, but these goals are merely used by the Compensation Committee as guides in the Compensation Committee’s exercise of its discretion regarding named executive officer compensation.

In determining 2006 annual cash incentive compensation for named executive officers, the Compensation Committee took into account, in the manner described above, the Kraft key performance metrics and the financial and strategic goals discussed below. For those named executive officers in charge of particular business units, namely, Messrs. Searer and Roberts, the Compensation Committee also reviewed and considered the financial targets established for their particular business units for fiscal year 2006. Following are the primary Kraft financial goals that were considered at year end, for all named executive officers:

Key Financial Performance Metrics	Kraft Foods Inc.
	Target	2006 Actual
2006 Revenue Growth*	3%+	3.7%
Long-Term Operating Income Growth**	4 – 7%	4.2%
2006 EPS – Ongoing	$1.88 - $1.93	$1.94
2006 Discretionary Cash Flow plus Acquisitions	~ $2.7 billion	$3.5 billion

*	52 weeks, constant foreign exchange rate, includes acquisitions, excludes divestitures
**	52 weeks, ongoing

The Compensation Committee also reviewed additional Kraft financial objectives, such as volume and operating income margin.

Ms. Mellissa Campbell Duru

Securities and Exchange Commission

October 19, 2007

For at least two reasons, we do not believe that disclosure regarding these specific disclosures is required. First, due to the manner in which these pre-established goals are used in our Annual Incentive Plan, the specific quantitative targets are simply not material. As described above, the amount of the payment made to individual named executive officers is not determined in any formulaic way. These performance objectives are used merely as guides for the Compensation Committee in the exercise of its discretion. Knowing what the objectives were would not provide investors with any additional meaningful information regarding how our compensation program for named executive officers is structured. Second, we believe that disclosure of these targets would cause us competitive harm because our competitors could use the information to help determine our pricing strategy. However, it is important to clarify that the degree of difficulty in achieving the undisclosed financial targets is typically very challenging. We have not achieved our operating income margin targets in each of the last three years due to a challenging business environment.

The Compensation Committee also assessed, in the context of the annual incentive plan, a number of our strategic goals for 2006 including (i) progress against initiatives such as building superior consumer brand value; (ii) building shopper demand through superior customer collaboration; (iii) transforming our product portfolio; (iv) expanding global scale; (v) driving out costs and assets; (vi) strengthening employee and organizational excellence; and (vii) acting responsibly. These strategies were consistent with those communicated to financial analysts and our shareholders beginning in 2005. It is inappropriate to characterize these items as “targets.” They are merely factors the Compensation Committee takes into account in exercising its discretion in determining payment amounts under the annual plan.

Consistent with the process described above for 2006, the Compensation Committee also performed an assessment of financial and strategic measures for our North America and International sectors for determining annual incentive compensation for Messrs. Searer and Roberts. The review included an assessment of volume, organic revenue growth, operating income, operating income margin and market share at each particular business unit level. For the same reasons described above, we also believe that these measures need not be disclosed. That is, we believe (i) any pre-set performance measures are merely guidelines the disclosure of which would not be material to investors, and (ii) disclosure of these targets would cause us competitive harm because our competitors could use the information to help determine our pricing strategy.

In future filings, we will provide, as applicable, additional disclosure regarding the use of targets to the extent they are material to an understanding of how we determine compensation for our named executive officers.

Disclosure Regarding the Degree of Difficulty in Attaining Targets

The degree of difficulty in achieving the financial targets that we have not disclosed is typically very challenging. For example, as stated above, we have not achieved our operating income margin targets the last three years due to a challenging business environment.

In future filings, we will provide, as applicable, additional disclosure regarding how difficult it is expected to be for executives to achieve target levels that are not disclosed.

Ms. Mellissa Campbell Duru

Securities and Exchange Commission

October 19, 2007

Disclosure Regarding Use of Performance Targets for the Long-Term Incentive Plan

Similar to the discussion on the annual incentive plan targets, targets were not used in a formulaic or rigid fashion under the long-term incentive plan. As previously disclosed in the Compensation Discussion and Analysis on page 29 of our 2007 Proxy Statement, the primary objective assessed by the Compensation Committee is our total shareholder return relative to the performance peer group during the performance period. We target total shareholder return performance at the median of the performance peer group. If our total shareholder return during the performance period were at the median of the performance group, the business rating would be 100%. If total shareholder return during the performance period were above the median of the performance peer group, the Compensation Committee would exercise discretion to determine a business rating greater than 100%, and conversely, if the total shareholder return were below the median, the Compensation Committee would exercise discretion to determine a rating below 100%. As such, during the 2004-2006 performance cycle, our total shareholder return was below the median of the performance peer group. The Compensation Committee exercised its discretion resulting in a business rating of 70%. In future filings, we will disclose the factors considered by the Compensation Committee in exercising its discretion if they are material to an understanding of how we determine compensation for our named executive officers.

Disclosure Regarding the Setting of Target Award Levels

Target award levels under the annual and long-term incentive plans were set for each of the named executive officers based on the external competitive data compared with equivalent positions at the Compensation Survey Group. Target award levels for each of the named executive officers were between the 50th and 75th percentile of the Compensation Survey Group, with the exception of Mr. Dollive. Mr. Dollive’s target award levels were below the median of the external competitive market data due to our former organization structure as a subsidiary of Altria. The median compensation paid to chief financial officers of subsidiaries of public companies is below the median paid to chief financial officers of public companies in our peer group.

In future filings, we will provide, as applicable, additional disclosure regarding the factors that the Compensation Committee takes into account in setting target award levels to the extent material to an understanding of how we determine compensation for our named executive officers.

Ms. Mellissa Campbell Duru

Securities and Exchange Commission

October 19, 2007

7.	You indicate that financial and strategic objectives are established by the committee at the beginning of the year. Please see Instruction 2 to Item 402(b) of Regulation S-K. Please identify the targets established for 2007. As noted in our prior comment, if you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion.

We do not believe we are required to disclose information regarding the targets that have been established in our named executive officer compensation program for 2007. The first sentence of Instruction 2 to Item 402(b) establishes that the general rule is that the Compensation Discussion and Analysis is to address historical compensation information (i.e., the “information contained in the tables and otherwise provided pursuant to” Item 402). The second sentence to this Instruction introduces the possibility that some events that occur after the end of the fiscal year might nevertheless be subject to disclosure in CD&A. The third sentence of the Instruction clarifies that the post-fiscal year events that must be included in CD&A are those that “could affect a fair understanding of the named executive officer’s compensation for the last fiscal year.”

The targets that are in place for our fiscal year 2007 named executive officer compensation program do not meet this test. We have structured our named executive officer compensation program for 2007, including the setting of targets, in a way that is substantially similar to our proxy statement disclosure for fiscal year 2006. Neither the setting of targets in fiscal year 2007, nor any other named executive officer compensation-related action taken following the end of fiscal 2006 “could affect a fair understanding of named executive officer compensation for” 2006. No such disclosure therefore, should be required.

8.	Please clarify, by way of example and reference to an actual bonus award, how the business unit rating and individual performance rating are combined to produce the resulting annual cash bonus award for an officer. Similarly in your discussion of long-term incentive awards, you disclose that actual awards are based on “individual performance” and are paid as a percentage of the executive officer’s target award as determined by the committee after consideration of long-term financial and strategic goal achievement and individual performance during the cycle. Please supplement and clarify your disclosure by providing, by reference to a specific long-term incentive award, how the company and individual assessments are considered in deriving an actual award for an executive officer. Please see Item 402(b)(1)(v) of Regulation S-K.

The annual and long-term incentive compensation awards are determined relative to a percentage of an executive’s base salary. The other factors considered are a combination of a business unit rating

Ms. Mellissa Campbell Duru

Securities and Exchange Commission

October 19, 2007

and an individual assessment. The following is an illustration of how a bonus award is calculated under our annual compensation program:

Example

Base Salary = $500,000

Individual Target = 80%

Business Unit Rating = 95

Individual Assessment1 = Between 0% - 196% of the individual target

		Base Salary		Individual Target		Business Unit Rating		Individual Assessment		Total Award
Calculation	=	$500,000	x	80%	x	95%	x	105% of target	=	$399,000

1)	Individual Assessment is determined as a percent of target based on the following performance grid:

Unsatisfactory	More Is Expected	Good	Exceeds	Spectacular
0%	40% – 60%	90% – 105%	105% – 130%	140% – 196%

A similar approach is used for our long-term incentive program as illustrated below:

Example

Cumulative Base Salary during the Performance Cycle = $1,500,000

Individual Target = 125%

Company Rating = 70

Individual Assessment2 = 100%

		Base Salary		Individual Target		Company Rating		Individual Assessment		Total Award
Calculation	=	$1,500,000	x	125%	x	70%	x	100% of target	=	$1,312,500

2)	Individual Assessment under the 2004-2006 was determined to be 100% (or target) for all of our named executive officers.

In future filings we will provide, as applicable, additional disclosure regarding how the amount of annual and long-term incentive awards is determined.

Ms. Mellissa Campbell Duru

Securities and Exchange Commission

October 19, 2007

Post-Termination Compensation, page 32

Severance Agreements and Change-in-Control Agreements, page 32

9.	You disclose that the company from time to time, “as practice and in its own discretion, makes payments to executives in the event of an executive’s termination without cause for reasons that may or may not otherwise qualify for severance payments under one of the company’s severance plans…” Clarify statements such as this throughout the discussion in this section regarding the circumstances in which discretion is and has been used and the resultant benefits that may be or have been provided. Specifically, please revise your disclosure to reference specific actions taken in the past in order to provide context and the analysis called for by Item 402(b)(2). We note omission of a discussion explaining how the lump sum totaling $1,877,000 paid to Mr. Johnson was determined and why it was paid. Please see our subsequent comment.

In the past, named executive officers who terminated their employment with Kraft based on a mutual agreement received separation benefits in line with, or in excess of, the benefits provided under our severance pay plans. Historically, chief executive officers who terminated their employment with Kraft based on a mutual agreement received separation benefits equal to 24 months of base salary and other payments equal to prorated incentive awards. Typically, because we believe it is necessary to maintain a competitive advantage relative to our competitors, separation benefits will only be paid if the executive agrees to the following conditions:

•	a general release of future employment claims;

•	continued confidentiality;

•	non-disparagement of anyone or anything related to Kraft;

•	a covenant not to compete with us directly for up to a period of 12 months; and

•	a covenant not to solicit other Kraft employees to work for another entity for a period of up to 12 months.

Upon Mr. Johnson’s separation from Kraft, consistent with the Compensation Committee’s past practice of paying prorated incentives, and in Kraft’s and the Compensation Committee’s discretion, Mr. Johnson received a payment of $1,877,000 representing a portion of the value of restricted stock he forfeited upon his separation. This amount was paid as partial consideration for agreeing to the above conditions.

We will provide in future filings, as applicable, additional disclosure regarding the policies underlying the Compensation Committee’s severance practices.

10.	While we note the reference to the fact that separation payments are made in line with “competitive practice,” you have provided insufficient detail regarding the amount of certain payments (to, for example, Messrs. Deromedi and Johnson); the identification of the group against which the company benchmarks such payments; and where, in terms of percentile as compared to its peers in the relevant benchmark group, the company’s payments fall. Please consider inclusion of such disclosure as it provides greater clarity to your discussion.

Hewitt Associates, executive compensation consultant to the Compensation Committee, provided a competitive analysis of separation practices at companies in the Fortune 200. The analysis focused on

Ms. Mellissa Campbell Duru

Securities and Exchange Commission

October 19, 2007

separations not associated with a change-in-control. It also focused on the typical elements of compensation included in a senior-level separation. The analysis did not benchmark either the value delivered by any particular executive or the percentile pay objectives for separation purposes. Based on that study, we believe that the types and amounts (as a multiple of base salary) of severance payments delivered to our executive officers including named executive officers, are consistent with the typical separation arrangements entered into at the companies in the study.

In 2006, we entered into separation agreements with Messrs. Deromedi and Johnson. We entered into these agreements with Messrs. Deromedi and Johnson for several reasons, including limiting their ability to directly compete or solicit employees until October 31, 2007. In addition, the provisions of the agreements required Messrs. Deromedi and Johnson to release all claims against us and to maintain the confidentiality of our material information. Mr. Deromedi received salary continuation at the rate of pay in effect on his termination date, which was $1,200,000, until February 23, 2007. In addition, Mr. Deromedi is eligible to receive lifetime medical, dental and life insurance. For further detail regarding Mr. Deromedi’s separation payments, please see Provisions of Mr. Deromedi’s Separation Agreement on page 54 of our 2007 Proxy Statement. With regard to Mr. Johnson, we paid his regular salary of $635,000 through October 31, 2006. After May 1, 2007, Mr. Johnson was entitled to a lump sum payment, less applicable withholding taxes, of $317,500, which is equal to six months of his base salary in effect on his termination date. In addition, beginning May 1, 2007 through April 30, 2008, Mr. Johnson will receive salary continuation at a rate equal to his base salary as of his termination date. He is also eligible for medical, dental, life, long-term disability and personal accident insurance coverage through April 30, 2008. For further details regarding Mr. Johnson’s separation payments and benefits, please see Provisions of Mr. Johnson’s Separation Agreement on page 55 of our 2007 Proxy Statement. The amounts paid under each of the agreements considered both the competitive practice for similar separations, as well as, the value of the restrictive covenants to which they agreed.

Potential Payments Upon Termination of Change-In-Control, page 53

11.	Please define in a concise and clear manner any material terms necessary to provide a complete and clear understanding of the various post-termination payout scenarios. For example, “without cause” and “change of control” are not defined.

An “involuntary termination without cause” is any Company-initiated termination for reasons other than:

a.	Continued failure to substantially perform the Participant’s job’s duties (other than a failure resulting from incapacity due to disability);

b.	Gross negligence, dishonesty, or violation of any reasonable Company rule or regulation if the violation results in significant damage to the Company; or

c.	Engaging in other conduct that adversely reflects on the Company in any material respect.

“Change in control” is defined in Kraft’s 2005 Performance Incentive Plan as:

(i)	Definition of Change in Control. “Change in Control” means the occurrence of any of the following events:

(A) Acquisition of 20% or more of the outstanding voting securities of the Company by another entity or group; excluding, however, the following:

(1) any acquisition by the Company or any of its Affiliates;

Ms. Mellissa Campbell Duru

Securities and Exchange Commission

October 19, 2007

(2) any acquisition by an employee benefit plan or related trust sponsored or maintained by the Company or any of its Affiliates; or

(3) any acquisition pursuant to a merger or consolidation described in clause (C);

(B) During any consecutive 24-month period, persons who constitute the Board at the beginning of the period cease to constitute at least 50% of the Board (unless the election of each new Board member was approved by a majority of directors who began the two-year period);

(C) The consummation of a merger or consolidation of the Company with another company, and the Company is not the surviving company; or, if after such transaction, the other entity owns, directly or indirectly, 50% or more of the outstanding voting securities of the Company; excluding, however, a transaction pursuant to which all or substantially all of the individuals or entities who are the beneficial owners of the outstanding voting securities of the Company immediately prior to such transaction will beneficially own, directly or indirectly, more than 50% of the combined voting power of the outstanding securities entitled to vote generally in the election of directors (or similar persons) of the entity resulting from such transaction (including, without limitation, an entity which as a result of such transaction owns the Company either directly or indirectly) in substantially the same proportions relative to each other as their ownership, immediately prior to such transaction, of the outstanding voting securities; or

(D) The consummation of a plan of complete liquidation of the Company or the sale or disposition of all or substantially all of the Company’s assets.

We will provide in future filings, as applicable, additional disclosure regarding the key defined terms used in the various post-termination payout scenarios.

12.	Please consider including a “Total” column in both of the tables presented in this section to facilitate an understanding of the aggregate amounts to be paid to the named executive officers.

We will include a “Total” column in the termination tables in future filings.

13.	Please explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the severance and separation agreements and change-in-control arrangements.

Generally, the Compensation Committee determines the appropriate level of payments and benefits triggered by a separation or change in control based upon competitive market benchmarking and the value of restrictive covenants, if applicable. The one exception to this approach is payments to senior level executives, including the named executive officers, upon a change in control. At year end 2006, our practice provided for lower payments upon a change in control than the median of the 2006 Compensation Survey Group. As of the end of 2006, we did not have a change-in-control severance plan in force for the named executive officers. As a subsidiary of Altria, the Compensation Committee did not believe that a change-in-control severance plan was necessary. Therefore, any applicable severance payments made in connection with a change in control would have been equal to those provided under our U.S. severance pay plan for all of the named executive officers with the exception of Mr. Vogelsang. Mr. Vogelsang’s applicable severance payments would have been based on separation practices in Switzerland. For all named executive officers with the exception of Mr. Vogelsang, the maximum severance payable would have been 12 months of base salary. That amount is considerably less than the change-in-control severance payments typically paid by companies included in the 2006 Compensation Survey Group.

Ms. Mellissa Campbell Duru

Securities and Exchange Commission

October 19, 2007

In future filings we will provide, as applicable, and to the extent it is material to an understanding of how compensation for named executive officers is determined, additional disclosure regarding how payment and benefit levels are determined under any severance, separation and change-in-control arrangements in place for our named executive officers.

This concludes our responses to the Staff’s comments. Please be advised that the Company acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We appreciate your assistance with this filing and our disclosure obligations. Please do not hesitate to contact the undersigned regarding any questions, comments, or requests for additional information you might have.

Very truly yours,

KRAFT FOODS INC.

/s/ Carol J. Ward
Carol J. Ward
Vice President and Corporate Secretary